Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

October 20, 2011

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2010
Filed on March 16, 2011
File No.: 001-33276
Response to Form 8-K dated June 10, 2011
Filed on September 21, 2011

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”), on October 5, 2011 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1.
In light of the news articles indicating that the audit firms Moore Stephens Wurth Frazer Torbet, LLP and Frost, PLLC were moving to resume operations as separate entities, as existed prior to their combination in January 2010 to form Frazer Frost LLP, please clarify to us your current relationship with the audit firm Frazer Frost LLP. In addition, please have Frazer Frost LLP provide us an update on the status of the firm.

Response to Comment 1:

The Company engaged Frazer Frost, LLP as its independent public accounting firm pursuant to an engagement agreement dated December 14, 2010. The scope of services to be provided by Frazer Frost is stated in the engagement letter as follows:

“We will audit the balance sheet of the Company as of December 31, 2010, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for the year then ended. As part of our engagement, we will also audit the Company’s internal control over financial reporting. As part of our audit we will review the Company’s annual Form 10-K for the year ending December 31, 2010.

In conjunction with the annual audit, we will also perform reviews of the Company’s unaudited quarterly financial information for each of the three quarters in the year ending December 31, 2011. For the first three quarters, we will perform reviews of that information before the Form 10-Q is filed. As part of our reviews we will also review the Company’s Form 10-Q for the quarters ending in 2011.”

Julie Sherman
U.S. Securities and Exchange Commission
October 20, 2011

The Company and Frazer Frost, LLP have been working cooperatively under this engagement agreement since signing of the agreement. Neither the Company, nor Frazer Frost, LLP has terminated the engagement agreement. The Company currently anticipates that the status of this relationship will change if, as set forth in the amended Schedule 13E-3 filed with the Commission on October 11, 2011, the Company completes a proposed merger that would result in the Company becoming privately-held.

Below is a status update provided by Frazer Frost, LLP.

Frazer Frost, LLP was formed effective January 1, 2010 by certain partners of two PCAOB-registered public accounting firms, Moore Stephens Wurth Frazer & Torbet, LLP (MSWFT) and Frost, PLLC.  Frazer Frost, LLP succeeded to the PCAOB registration of MSWFT on January 7, 2010.  The two firms decombined effective December 1, 2010, but Frazer Frost, LLP continues to exist as a PCAOB-registered public accounting firm to serve certain U.S. issuer audit clients formerly served by MSWFT.  Currently Frazer Frost, LLP, has two U.S. issuer audit clients and is a licensed CPA firm in the State of California.

2.
Tell us the name of the Registered Public Accounting Firm that reviewed your Forms 10-Q filed in 2011. To the extent your Forms 10-Q filed in 2011 were not reviewed by Frazer Frost, LLP please tell us how you considered the requirements of Item 4.01 of Form 8-K and your reasons for concluding they were not applicable to your situation.

Response to Comment 2:

Frazer Frost, LLP is the Registered Public Accounting Firm that reviewed all of our Forms 10-Q filed in 2011.

Please also see our response to Staff Comment 1 above.

Form 8-K dated June 10, 2011, filed September 21, 2011

3.
We see from your disclosure that the prepayment of RMB 150 million that was made on June 30, 2011 to Xi’an Lintong pursuant to the Investment Contract was returned to Xi’an Tech Full on August 24, 2011 in connection with Xi’an Tech Full’s execution of the replacement Project Agreement. You also disclose that subsequently, on September 15, 2011, Xi’an Tech Full entered into a new Project Entrance Agreement with No. 2 Commerce Bureau of Xi’an Economic and Technology Development Zone Management Commission (“XETDZ”), a higher level government office, which superseded the Investment Contract, for the purpose of obtaining the use of a larger parcel of land. Please respond to the following:

Julie Sherman
U.S. Securities and Exchange Commission
October 20, 2011

•
Clearly describe to us what occurred on August 24, 2011 when your $23 million deposit was returned. Explain to us how that event was connected with the execution of the replacement Project Agreement, when it does appear that the Project Agreement was executed until September 15, 2011.

•
Tell us whether there was a new agreement or amendment to the Investment Contract with Xi’an Lintong documenting your cancelation of the Investment Contract agreement and the return of your $23 million deposit. If so, please provide us with the material terms of the agreement to cancel the contract and a copy of such contract.

•
Tell us if there was a penalty for the cancellation of the Investment Contract with Xi’an Lintong and the amount and terms of the penalty, if applicable. We note the reference to a 5% penalty in Section 6.2 of the Investment Contract.

•	Briefly describe to us your accounting for the cancellation of the Investment Contract.

•
Tell us why you refer to the contract with XETDZ as a replacement contract. As we do not see that this agreement includes any discussion that it is a replacement of a prior contract, please explain and clarify to us your reason of your reasons for making that disclosure.

Response to Comment 3:

•
As background information, the Company acquired Xi’an Simo Motor (“Simo Motor”), a former state-owned company, in 2009. After the acquisition, Xi’an’s municipal government moved to the area nearby Simo Motor. Since the acquisition, Xi’an’s municipal government has been encouraging Simo Motor to consider expanding its business at industrial development centers and has indicated its support in approving a land right purchase to enable Simo Motor to accomplish this expansion. When Simo Motor was considering the acquisition of land at a new industrial development center following the government suggestion, management visited and investigated several locations. In June, we selected Xi’an Lintong Daixin industrial development zone, signed the investment contract, and made a $23 million deposit to secure the agreement. The Company provided all relevant and supporting documents to our auditors on the land use agreement when auditors were reviewing our financial statements and Form 10-Q for the second quarter. The Company also disclosed the land purchase agreement in the Form 10-Q filed on August 9, 2011, which reflected the facts as of the time of filing.

As Xi’an Lintong was waiting for approval of some of the land quota from a higher level government authority, Simo Motor management went to discuss its potential acquisition of land with the higher level government office supervising Lintong district - No. 2 Commerce Bureau of Xi’an Economic and Technology Development Zone Management Commission (“XETDZ”).  These discussions took place in mid to late August. After some discussion and negotiation, XETDZ offered Simo Motor a larger piece of land (600 Chinese Mu instead of previously 500 Chinese Mu) at the same price with the requisite land quota available immediately in order to attract Simo Motor to move to its preferred location. Simo Motor considered it a better package, and therefore, agreed to go with this package. Since everywhere in China is undergoing rapid changes and development, many local government offices offer incentives to attract good businesses in order to increase local government tax revenues. The agreement with XETDZ was considered a replacement of the agreement with Xi’an Lintong since these two offices are the part of the same government subdivision and the higher level office has authority over the lower level office. Xi’an Lintong returned the $23 million deposit in order to allow Simo Motor to sign the replacement agreement.

Julie Sherman
U.S. Securities and Exchange Commission
October 20, 2011

•
There is no written cancellation agreement with respect to the first land use agreement. Simo Motor was not charged a cancellation penalty as the replacement agreement was signed with the same government subdivision. Simo Motor land purchase for plant expansion falls under Xi’an government’s development plan and has been encouraged by Xi’an government.

•
The $23 million Simo Motor paid to Xi’an Lintong with respect to Simo Motor’s future use of 500 Chinese Mu of land located at Daixin Industrial Development Zone in Xi’an Lintong was recorded as Advance for Intangible Assets on Simo Motor’s book as no land use right was officially granted.  The Company credited Advance for Intangible Assets and debited Cash after Xi’an Lintong returned the $23 million deposit.

•
We consider the second land use agreement to be the replacement of the first land use agreement because: (1) the Company’s intended use of the second piece of land is the same as its intended use of the first piece of land; (2) the government offered the Company the opportunity to take the second (larger) piece of land instead of the first piece of land for its project; (3) neither the Company nor the government would  have entered into the second agreement if it was  not replacing the first agreement because neither the Company nor the government  intended  that  both   pieces of land would be allocated to the Company for the same project.

4.
We note your response to prior comment 4 and that Exhibits 10.1 and 10.2 are “Unofficial English Translations.” Please file the official English translations, including all attachments and appendices to those agreements. In addition, with a view toward disclosure, please tell us:

•
why the registrant’s press release dated September 6, 2011 purports to “stand by” its prior disclosure regarding the June 10, 2011 Investment Contract, when according to the Form 8-K you filed on September 21, 2011, that contract had been replaced/superceded two weeks earlier;

Julie Sherman
U.S. Securities and Exchange Commission
October 20, 2011

•
how both agreements are consistent with governing law in China regarding land use transfers. Please address in your response whether land use grants by administrative committees of development zones are invalid; and

•	why you did not file a Form 8-K upon entering into the Investment Contract.

Response to Comment 4:

•
The press release issued by the Company on September 6, 2011 was in response to an allegation made by short sellers that the Company’s statement in its Form 10-Q filed on August 9, 2011 that it had entered into a land use agreement signed in June, 2011 was false.  The Company’s statement that it “stood by” the disclosure made in its Form 10-Q  was intended merely to confirm  that the disclosure made by the Company with respect to the land use agreement in its Form 10-Q  was accurate as of the time that the Form 10-Q was filed.

•
In China, each local government office has certain power and quota in allocating and selling land use rights. Therefore, both Xi’an Lintong and XETDZ have authority to grant land use rights in their respective governing zone. However, the government in China is rigidly structured and the higher level government office has authority over the lower level government office.

•
The reason that the Company did not file a Form 8-K upon entering into the land use agreement in June 2011 was because the Company did not view the entry into this agreement as a material contract or a material event in the grand scheme of the entire operation of the Company. The Company did, however, disclose this agreement in its Form 10-Q filed on August 9, 2011.

•
All the agreements executed in China are in Chinese. There are no official English translations of these agreements. For convenience of U.S. investors, the Company staff translated the agreements into English for the Form 8-K filing. The English translations of these agreements filed with the Form 8-K were the complete translations of each of these agreements. Therefore, there are no other “official” English translations of these documents that can be filed.

Julie Sherman
U.S. Securities and Exchange Commission
October 20, 2011

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb LLP at (212) 407-4097 with any questions or concerns in this regard.

Very truly yours,

/s/Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer and Chairman of the Board